Exhibit 99.3

Banco Espírito Santo, S.A.

Public Traded Company

Corporate Registration no. 500 852 367

Registered Share Capital: 1,500,000,000.00 euros

Mat. No. 1,607 CRCL

Avenida da Liberdade, nº 195, 1250-142 Lisboa

INFORMATION

“Banco Espírito Santo, S.A.” (BES) informs the market that the Boards of Directors of its subsidiaries Besleasing Mobiliária – Sociedade de Locação Financeira, S.A. (83.72% BES), Besleasing Imobiliária – Sociedade Locação Financeira, S.A. (82.70% BES) and Espírito Santo Euroges Factoring, S.A. (100% BES) have decided to merge these three companies into a single entity having the nature of a “Financial Credit Institution” that will incorporate the businesses of the current companies.

No significant changes are expected as a result of this merger in terms of the turnover or expected return of the companies that exist at present.

Lisbon, 22 May 2003